CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup Participation Luxembourg Limited)

Financial Statements and Supplementary Schedules

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citi International Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Parque Las Americas 1 , 235 Federico Costa St. Suite 101
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Homar Mauaras - President, CEO, CCO
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

American Int. Plaza 250 Muñoz Rivera Ave.	San Juan	PR	00918
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Homar Mauras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citi International Financial Services LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworned and subscribed before me by: Homar Mauras, of legal age, married, resident of San Juan, P.R. and as President of CIFS, LLC. whom I personally know today February 23rd 2021. in San Juan, Puerto Rico.

Affidavit: 2731

Signature

President, CEO, COO

Title

Notary Public

YVONNE ROSA RIVERA ABOGADA NOTARIA

18-A6247708

9397
03/08/2018
$5.00

Sello de Asistencia Legal
00279-2018-0308-36239204

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Financial Statements and Supplementary Schedules

December 31, 2020

Table of Contents



KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

To the Member and Governing Committee of
Citi International Financial Services, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Citi International Financial Services, LLC (the Company) as of December 31, 2020, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.



Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1988.

San Juan, Puerto Rico
February 26, 2021

License No. 21
Expires December 1, 2022



CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)
Statement of Financial Condition

Year ended December 31, 2020

Assets

Cash (Note 5)	$	15,825,518
Deposits at interest (Note 5)		12,600,000
Securities owned, at fair value (Note 3)		24,999,692
Deposits with clearing broker - restricted (Note 1)		250,000
Receivables from broker-dealers (Note 2)		5,367,124
Other accounts receivables (Note 2)		8,146,056
Property and equipment, net (Note 6)		102,412
Other assets		119,169
Total assets	$	67,409,971

Liabilities and Member's Equity

Liabilities:		
Due to affiliates (Note 5)	$	4,610,244
Accrued expenses and other liabilities		8,041,105
Deferred tax liability (Note 7)		1,732,024
Total liabilities		14,383,373
Commitment and contingencies		
Member's equity		53,026,598
Total Liabilities and Member's Equity	$	67,409,971

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statement of Income

Year ended December 31, 2020

Revenue:		
Commissions	$	49,235,545
Interest income (Note 5)		101,427
Other income (Note 2)		37,122,483
Unrealized investment gain, net		119,365
Total revenue		86,578,820
Expenses:		
Management and processing fees (Note 5)		42,295,355
Employee compensation and benefits (Note 2)		14,945,127
Occupancy (Note 5)		1,492,612
Communications		3,151,818
Execution and clearing fees		652,990
Regulatory fees		354,097
Other operating expenses (Note 5)		11,914,457
Total expenses		74,806,456
Income before income tax expense		11,772,364
Income tax expense (Note 7)		2,742,718
Net income	$	9,029,646

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statement of Changes in Member's Equity

Year ended December 31, 2020

Member's equity, December 31, 2019	$	44,014,666
Net income		9,029,646
Adjustment for compensation in shares of Citigroup (Note 2)		(17,714)
Member's equity, December 31, 2020	$	53,026,598

See accompanying notes to financial statements.

(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

December 31, 2020

Liabilities Subordinated to Claims of General Creditors at December 31, 2019	$	—
Increase:		
Issuance of subordinated borrowings		—
Decrease:		
Payment of subordinated borrowings		—
Liabilities Subordinated to Claims of General Creditors at December 31, 2020	$	—

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statement of Cash Flows

Year ended December 31, 2020

Cash flows from operating activities:		
Net income	$	9,029,646
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		25,774
Deferred tax expense		1,732,024
Adjustment for compensation in shares of Citigroup		(17,714)
Decrease (increase) in assets:		
Securities owned		(5,028,909)
Receivables from broker-dealers		(1,225,687)
Other accounts receivables		(343,056)
Other assets		(42,711)
Increase (decrease) in liabilities:		
Due to affiliates		(235,433)
Accrued expenses and other liabilities		5,529,445
Income tax payable		(663,082)
Net cash provided by operating activities		8,760,297
Net increase in cash and deposits at interest		8,760,297
Cash and deposits at interest, beginning of year		19,065,221
Cash and deposits at interest, end of year	$	27,825,518
Supplemental disclosure of cash flow information:		
Income tax paid during the year	$	1,673,687

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2020

(1) **Organization**

Citi International Financial Services, LLC (the Company), a wholly owned subsidiary of Citigroup Participation Luxembourg Limited, was initially established as a corporation in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Company obtained a license to operate as a broker-dealer duly registered with the Office of the Commissioner of Financial Institutions of Puerto Rico (the Commissioner). In July 1990, the Company received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Company introduced retail brokerage services in various Latin American countries. During 2003, the Company ceased to offer its institutional brokerage operations to customers in Puerto Rico. During 2008, the Company converted into a limited liability company (LLC). As a result of the conversion, Citigroup Participation Luxembourg Limited was declared the Company's sole member.

The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Protection Investor Corporation. As a non-clearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

On February 4, 1999, the Company obtained from the Commissioner a license to operate an International Banking Entity. The International Division is managed as a unit of the Company and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business taxes as long as it operates under the International Banking Center Regulatory Act of 1989. During 2017, the Commissioner granted a permit to the Company to establish a branch in Miami, Florida. The Miami branch conducts the securities brokerage services on behalf of its foreign clients and other activities, as permitted under its license pursuant to International Banking Center Regulatory Act of 1989.

The Company's sole member is not personally liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its power or the management of its business or affairs is not grounds for imposing personal liability on the Company's sole member.

The Company has a clearing agreement (the "Agreement") with Pershing LLC. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. The Company also maintains a minimum deposit of $250,000 with Pershing LLC as required by the Agreement.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2020

The Company's operations during the year ended December 31, 2020 consisted mainly of securities brokerage transactions through the International Division, that includes the Miami branch, with customers outside of Puerto Rico. Although the Company is also authorized to engage in insurance brokerage as authorized by the Commissioner of Insurance of Puerto Rico, sales of annuities are not currently being offered to clients.

(2)   Summary of Significant Accounting Policies

The following summarizes the most significant accounting policies followed in preparing the accompanying financial statements:

a)   Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b)   Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, except those purchased for its trading account, which are recorded within securities owned. The Company did not have investments consider to be cash equivalents as of year-end.

c)   Securities Owned

Securities owned are recorded at fair value with the related unrealized gain or loss recognized in the statement of income as part of unrealized investment gain, net. Securities transactions are recorded on a trade-date basis.

d)   Deposits at Interest

Deposits at interest consist of short-term interest-bearing placements with an affiliate entity and time deposits deemed restricted as required by laws and regulations for which the Company's operations are subject to. The Company consider predominantly all its deposits at interest to be cash and cash equivalents.

The following table provides a reconciliation of cash and deposits at interest reported within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows:

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2020

Cash	$15,825,518
Deposits at interest	12,000,000
Total cash and deposits at interest	$27,825,518

The amount included in deposits at interest represents a short-term interest bearing placement (less than three months until its maturity date as of December 31, 2020).

e) *Accounting for Financial Instruments—Credit Losses*

Effective January 1, 2020, the Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The adoption of the standard did not have an impact to the Company.

f) *Receivables from broker-dealers*

The Company uses Pershing, LLC as the clearing broker for all its brokerage transactions. Receivables from the clearing broker include amounts receivables for revenue generated on securities purchased or sold, net of clearing expenses. The Company had receivables of $5,367,124 at December 31, 2020. Such balances include $317,534 at December 31, 2020, related to unsettled trades.

At December 31, 2020, the Company determined that zero expected credit losses are appropriate for its brokerage receivables. This is based on the fact that although there is a probability of default, the loss given default is zero for these financial assets. In addition, the receivables are primarily brokerage trade settlement receivables that are short term in nature. For brokerage receivables, the Company does not have a history of loss, and does not expect losses based on all available information.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2020

g) *Other Accounts Receivables*

Other accounts receivables include amounts for revenue generated from transactions related to mutual fund instruments, which amounted to $8,146,000 at December 31, 2020.

At December 31, 2020, the Company determined that zero expected credit losses are appropriate for its Other accounts receivables. This is based on the fact that although there is a probability of default, the loss given default is zero for these financial assets. In addition, the receivables are mutual fund trailer fee accruals, which are expected to be fully collected in the following quarter. For these receivables, the Company does not have a history of loss, and does not expect losses based on all available information.

h) *Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years.

i) *Long-Lived Assets*

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No impairment has been recorded during the year.

j) *Income Taxes*

The Company is subject to the income tax laws of the U.S. and its states and municipalities, as well as the non-U.S. jurisdictions in which it operates. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about these tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions, both domestic and foreign.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2020

examination or audit. The Company treats interest and penalties on income taxes as a component of income tax expense. No interest and penalties were accrued at December 31, 2020.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, Income Taxes, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

See Note 7 for a further description of the Company's tax provision and related income tax assets and liabilities.

For the 2020 tax year, entities required to file audited financial statements with their income tax returns, may file standalone audited financial statements and, in lieu of providing audited consolidated financial statements, should disclose in the notes to the financial statements the names of related entities engaged in active trade or business in Puerto Rico, as defined by the New Code. Please refer to Note 5 for further information.

k) *Fair Value Measurements*

Fair value represents the amount that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2020

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company did not have any transfers of assets between Levels 1, 2, and 3 of the fair value hierarchy during 2020.

l) *Concentrations of Credit Risk*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, mutual fund houses, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The largest concentration of credit risk relates to deposits at interest with affiliates, which are discussed further in Note 5 and to receivables from broker-dealers. As of the reporting date, three of the mutual fund entities discussed further in Note 2(g), represent 41% of the total other accounts receivables.

m) *Commitments and Contingencies*

Liabilities for loss contingencies, arising from claims, assessments, litigations, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

n) *Pension and Other Postretirement Plans*

Certain employees of the Company participate in the "Citigroup Pension Plan", a noncontributory defined-benefit pension plan. Benefits of the Citigroup Pension Plan are based on years of service, compensation, and the primary social security benefit. The methodology used to account for this plan is similar to the methodology used for multiemployer plans.

The Company also participates in a healthcare benefit plan sponsored by Citigroup for substantially all retirees and employees and in Citibuilder 401K Plan Puerto Rico.

Expenses related to these plans are included within employee compensation and benefits in the statement of income.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2020

o) *Incentive Plans*

The Company participates in various Citigroup compensation programs. Citigroup grants immediate cash bonus payments, deferred cash awards, stock payment and restricted stock awards as part of its discretionary annual incentive award program involving a large segment of Citigroup's employees worldwide, including employees of the Company. Most of the shares of common stock issued by Citigroup as part of its equity compensation programs are to settle the vesting the stock components of these awards.

Discretionary annual incentive awards are generally awarded in the first quarter of the year based upon the previous year's performance.

Variable Incentive Compensation, sometimes referred to as "VIC" or "production-based incentives", is designed to incentivize particular outcomes. Typically, the outcomes incentivized are related to revenue or operational metrics (i.e., sales plans, collections metrics, etc.)

Incentive compensation plans may be characterized as either formulaic or discretionary or both. Generally, under a formulaic plan, an award value is determined or earned based upon a specified formula or other objectively measurable criteria; under a discretionary plan, managers select participants and determine the value to award at their discretion.

p) *Revenue Recognition*

The Company's commission income is related to brokerage transactions cleared and executed with Pershing LLC, as described in Note 1 and Note 2(f). These brokerage commissions and related clearing expenses are recognized at the point in time the associated service is fulfilled, on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Included within the other income category are: revenue from transactions related to mutual fund instruments (trailer fees also known as 12b-1 fees) collected from mutual funds houses of $34,758,998; and non-purpose loan fees of $1,032,720; and brokerage and other fees of $1,330,765. The Company believes that the performance obligation for these activities are satisfied at the point in time the associated service is fulfilled, because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2020

(3)   Securities Owned

Securities owned consist of obligations of U.S. government amounting to $24,999,692 at December 31, 2020. The fair value of all securities owned is determined based on Level 1 inputs using quoted market prices multiplied by the quantity held.

(4)   International division

The Company operates an international division that is managed as a unit of the Company. As described in Note 1, the Company's operations during the year ended December 31, 2020 consisted of securities brokerage transactions and insurance brokerage activity through investment contracts at the International Division. Therefore, the financial position and results of operations of the Company are those of the International Division.

As required by the International Banking Center Regulatory Act of 1989, the International Division maintains a $300,000 time deposit with a financial institution in Puerto Rico, which is considered restricted and, therefore, not a cash equivalent. In addition, as required by the Insurance Code of Puerto Rico, the Company also maintains another $300,000 time deposit with the Commissioner of Insurance of Puerto Rico, which is considered restricted and, therefore, not a cash equivalent. These restricted funds are included as part of deposits at interest in the accompanying statement of financial condition.

(5)   Related-Party Transactions

Currently, the Company has Citibank, N.A. - Puerto Rico Branch (the Puerto Rico Branch) as the only affiliate that do business in Puerto Rico.

Cash consists of noninterest-bearing deposits with Citibank, N.A. – Puerto Rico Branch. Cash balances as of December 31, 2020 amounted to $15,825,518.

The Company maintains a short-term deposit at interest with the Puerto Rico Branch amounting to $12,000,000 and two restricted certificates of deposits amounting to $300,000 each as of December 31, 2020. Interest income on deposits amounted to $101,427 for the year ended December 31, 2020.

The Company engages in retail brokerage services in various countries in Latin America. As a result, the Company has entered into service agreements with the branches of Citibank, N.A. and other affiliates in these countries. These related entities in Latin America charged the Company estimated costs and related management fees amounting to $23,851,290 for the year ended December 31, 2020. As of December 31, 2020, the Company owed related entities in Latin America $1,725,791.

The Company maintains a service contract with the Puerto Rico Branch, whereby the Puerto Rico Branch performs mostly technology support and occupancy services and incurs certain expenses on behalf of the Company. The Puerto Rico Branch charged the Company estimated costs and related management fees amounting to $322,334 for the year ended December 31, 2020. The Puerto Rico

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2020

Branch charged occupancy expenses to the Company in the amount of $1,492,612 for the year ended December 31, 2020.

The Company maintains a service contract with Citibank NA US, whereby Citibank NA US performs mostly operational support services and incur certain expenses on behalf of the Company. During the year ended December 31, 2020, Citibank NA US charged the Company management fees related to this agreement amounting to $425,088, which are reported under the management and processing fees caption in the statement of income.

The Company maintains a Networking, Premises Sharing and Service Agreement (Networking Agreement) with Citibank NA US. As part of the Networking Agreement, Citibank NA US will provide the Company an office space in Miami and will pay the cost of the necessary human resources and overhead costs to provide service to any client of the Company that visits the office space and subsequently request reimbursement from the Company. During the year ended December 31, 2020, Citibank NA US charged the Company management fees related to this agreement amounting to $17,696,643 that are reported under the management, and processing fee caption in the statement of income. As of December 31, 2020, the Company owed Citibank NA US $2,874,548 related to the Networking Agreement.

Citigroup, Inc. maintains a connectivity agreement with Banco de Chile, covering Citigroup Inc. and its subsidiaries, in order to offer global products and services to Chilean clients, including International Personal Banking, among others ("Connectivity Agreement"). In addition, in the context of the Connectivity Agreement, Citi International Financial Services, LLC (a Citigroup, Inc. subsidiary) and Banco de Chile entered into an agreement for Offshore Wealth Management Activities (the "Wealth Management Agreement"). Pursuant to the Connectivity Agreement and the Wealth Management Agreement, during 2020, Banco de Chile charged $4,104,002 to the Company, which is included under the other operating expenses caption on the statement of income. As of December 31, 2020, the Company has accrued liabilities of $5,500,596 related to these agreements. The liability as of year-end includes one-off charges of $4,300,000 included under the other operating expenses caption on the statement of income resulting from certain actions that the Company has undertaken as part of the streamlining of its operations, which are expected to be completed during 2021. In addition to the one-off charges from Banco de Chile, the Company accrued other expenses of approximately $1,300,000 presented under the employee compensation and benefits caption on the statement of income in relation to these actions. These are presented in the statement of financial condition as part of the accrued expenses and other liabilities line caption.

The Company is a member of a group of affiliated companies. The Company has significant transactions with members of the affiliated group at terms arranged by management of the affiliated group, and accordingly, the financial statements may not necessarily be indicative of the condition that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2020

(6) Property and Equipment

Property and equipment at December 31, 2020 consist of the following:

	Estimated useful lives (in years)		
Equipment	3-10	$	235,234
Less: accumulated depreciation			(132,822)
Total		$	102,412

Total depreciation expense for the year ended December 31, 2020 amounted to $25,774.

(7) Income Taxes

The Company is generally exempt from Puerto Rico income taxes with respect to income from eligible activities as long as it complies with the requirements under the International Banking Entity Center Regulatory Act of 1989, as amended, for the year ended December 31, 2020.

The Company was initially established as a corporation in 1970 under the laws of the Commonwealth of Puerto Rico. The Company was converted from a regular corporation into a Limited Liability Corporation (LLC) in 2008 but continues to be treated and taxed as a corporation under special provisions under the New Code.

The Puerto Rico income tax expense differs from the amount computed by applying the Puerto Rico statutory income tax rate of 37.5% as a result of the exempt income from the eligible activities as mentioned above. Despite the fact that such income is exempt for Puerto Rico tax, the Company's U.S. source income is subject to U.S. Federal and State income tax.

The Company could potentially be subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2016 to 2020, until the applicable statute of limitations expires.

The Company is taxable in the U.S. for any effectively connected income. The Company has effectively connected income in the U.S. as part of the Networking Agreement with Citibank NA US. The Federal tax rate for 2020 is 21% and for the state of Florida the tax rate is 4.458%. U.S. tax law imposes a 30% branch profits tax on a foreign corporation's U.S. branch earnings and profits that is effectively connected with a U.S. business (to the extent they are not reinvested in branch assets). Given that the Company is a foreign entity for purposes of U.S. tax, the net income of the branch operation is also subject to the branch profit tax of 30% but may be reduced in any given year if certain conditions are met.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2020

The components of the provision for income taxes for the year ended December 31, 2020 are as follows:

Current:			
Federal		$	883,791
State			126,903
	Total		1,010,694
Deferred:			
Federal			1,732,024
	Total	$	2,742,718

As of December 31, 2020, the Company recorded a deferred tax liability of $1,732,024 related to branch profits tax.

The Company could also potentially be subject to income tax audits by the U.S. Internal Revenue Services and the State of Florida starting in taxable year 2017, until the applicable statute of limitations expires. No contingencies have been identified.

(8) Fair value of financial instruments

At December 31, 2020, the assets and liabilities recorded at amounts that approximate fair value includes cash, deposits at interest, receivables from broker-dealers, other account receivables, due to affiliates and accrued expenses and other liabilities. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statement of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments. Securities owned are recorded at fair value, as described on Note 2.

(9) Contingencies

The Company is a defendant in legal proceedings. After consulting with legal counsel, it is management's opinion that the financial position of the Company will not be materially affected by the final outcome of these legal proceedings.

In the ordinary course of business, the Company is subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2020

informal), certain of which may result in adverse judgments, settlements, fines, penalties, restitution, disgorgement, injunctions or other relief. In addition, the Company as a registered broker-dealer is subject to regulation by various U.S., Puerto Rico and banking, consumer protection and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of their regulated activities. The Company will seek to resolve all litigation, regulatory, tax and other matters in the manner management believes is in the best interests of Citigroup and its shareholders, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

(10) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $20,851,869, which was $19,892,977 in excess of its required net capital of $958,892. The Company's net capital ratio at December 31, 2020 was .69 to 1.

(11) Subsequent events

The Company has evaluated subsequent events from the statement of financial condition date through February 26, 2021, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2020

Computation of Net Capital

Total member's equity from statement of financial condition	$	53,026,598
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		53,026,598
Add other deductions or allowable credits		—
Total capital and allowable subordinated liabilities		53,026,598
Deductions and/or charges:		
Total nonallowable assets		(22,507,894)
Capital charges for spot and commodity futures		—
Other deductions and/or charges		(9,666,835)
		(32,174,729)
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		20,851,869
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Exempt investment securities		—
Debt securities		—
Other securities		—
Other		—
		—
Net capital	$	20,851,869

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	958,892
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of two amounts above)		958,892
Excess net capital		19,892,977
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	19,413,532

Note: No material difference exists between the audited Computation of Net Capital
and the corresponding schedules in the Company's unaudited December 31,
2020, Form X-17A-5, Part II-A.

(Continued)

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2020

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	14,383,373
Add:		
Draft for immediate credit		—
Market value of securities borrowed where no equivalent is paid or credited		—
Other		—
Total aggregate indebtedness	$	14,383,373
Ratio – aggregate indebtedness to net capital		68.98%

Schedule of Nonallowable Assets

Deposits at interest	$	12,600,000
Receivables from broker-dealers		1,290,257
Other accounts receivables		8,146,056
Other assets		119,169
Deposits with clearing broker - restricted		250,000
Property and equipment		102,412
Total nonallowable assets	$	22,507,894

See accompanying report of independent registered public accounting firm.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements under Rule 15c3-3

December 31, 2020

The Company has entered into a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 at December 31, 2020.

See accompanying report of independent registered public accounting firm.



KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

To the Member and Governing Committee of
Citi International Financial Services, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Citi International Financial Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k) (2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Juan, Puerto Rico
February 26, 2021

License No. 21
Expires December 1, 2022





Citi International Financial Services, LLC T 787 756 4998
P.O. Box 70263
San Juan, PR 00936-8263

Citi International Financial Services LLC

Exemption Report

Citi International Financial Services LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) - The provisions of Section 15c3-3 shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the fiscal year ended December 31, 2020 without exception.

Citi International Financial Services LLC

I, Homar Mauras, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Homar Mauras

Title: President, CEO, COO

2/26/2021



KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

To the Member and Governing Committee of
Citi International Financial Services, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020, which were agreed to by Citi International Financial Services, LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants.

The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
February 26, 2021

License No. 21
Expires December 1, 2022



2